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                                                                   Exhibit 12-A

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

                        CALCULATION OF RATIO OF EARNINGS
                                TO FIXED CHARGES
                          (dollar amounts in millions)

                                  First Half                     For the Years Ended December 31
                             --------------------  -----------------------------------------------------
                                1997       1996       1996       1995       1994       1993       1992
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Fixed Charges
 Interest expense            $ 3,236.4  $ 3,114.5  $ 6,235.7  $ 5,987.8  $ 4,226.3  $ 3,699.9  $ 4,184.3
 Rents                            12.8       10.2       22.2       19.5       16.9       13.0       10.8
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total fixed
   charges                     3,249.2    3,124.7    6,257.9    6,007.3    4,243.2    3,712.9    4,195.1

Earnings
 Income before income
  taxes and cumulative
  effects of changes in
  accounting principles          962.1    1,134.7    2,240.2    2,327.8    2,335.5    2,147.5    1,585.8

 Less equity in net income
  of affiliated companies         (0.5)      49.8       55.3      255.4      232.5      198.0      155.0


 Less minority interest
  in net income of
  subsidiaries                    28.0       35.7       68.0       65.5       59.3       44.6       42.3
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
 Earnings before fixed
  charges                    $ 4,183.8  $ 4,173.9  $ 8,374.8  $ 8,014.2  $ 6,286.9  $ 5,617.8  $ 5,583.6
                             =========  =========  =========  =========  =========  =========  =========
 Ratio of earnings to
  fixed charges                    1.3        1.3        1.3        1.3        1.5        1.5        1.3
                             =========  =========  =========  =========  =========  =========  =========

For purposes of the Ford Credit ratio, earnings consist of income before taxes and cumulative effects of changes in accounting principles and fixed charges.  Income before income taxes and cumulative effects of changes in accounting principles of Ford Credit includes the equity in net income of all unconsolidated affiliates and minority interest in net income of subsidiaries.  Fixed charges consist of interest on borrowed funds,(there are no cumulative dividend requirements on subsidiary preferred stock) amortization of debt discount, premium, and insurance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).



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